J.B. HUNT TRANSPORT SERVICES, INC.

January 14, 2009

Via Electronic Filing:  Label:  corresp

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

450 Fifth Street N.W.

Division of Corporation Finance

Washington, DC  20549-0305

RE: J.B. Hunt Transport Services, Inc.

 Form 10-K for the year ended December 31, 2007

 Filed February 29, 2008

 Schedule 14A filed March 17, 2008

 File No.  000-11757

Dear Ms. Block:

This letter is in response to your examination of our Form 10-K for the year ended December 31, 2007, our Schedule 14A filed March 17, 2008, and your letter dated December 31, 2008.  Your comments and questions have been duplicated for your convenience directly above our response.

Form 10-K

1.               Please tell us why you have not checked the box indicating that disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not included.

Response:

The box should have been checked and we will appropriately check or not check the box for this item in all future filings.

Risk Factors

2.               Please refer to the last sentence in the opening paragraph.  All material risks should be described in this section.  Please revise the risk factors section in future filings to disclose all material risks to the company.  If a risk is deemed not material, please do not reference it.

Response:

We will describe all material risks in future filings.

Signatures, page 32

3.               We note that your principal financial officer and principal accounting officer or controller has not signed the report in the second signature block.  Please revise to include their signatures, signing on behalf of the registrant in their individual capacities.  See Signatures on Form 10-K and General Instruction D(2)(a) to Form 10-K.

Response:

We will have our principal financial officer and principal accounting officer sign our reports in the second signature block of all future filings.

Exhibit Index, page 33

4.               Please include or incorporate by reference all exhibits required by Item 601(b) of Regulation S-K.  We note by way of example that the Note Purchase Agreement and Senior Revolving Credit Facility Agreement, filed as exhibits to your Form 8-K dated March 29, 2007, may be appropriate for incorporation by reference into the exhibit index.  Also, when incorporating by reference, you should list each exhibit separately and include a corresponding description.  See Item 601(a)(2) of Regulation S-K.

Response:

We will include or incorporate by reference all exhibits required by Item 601(b) of Regulation S-K and list each exhibit with a corresponding description in future filings.

Schedule 14A

Nonemployee Board of Director Compensation

5.               Please separately list in the table fees earned or paid in cash and those earned in stock awards.  Refer to Item 402(k) of Regulation S-K.

Response:

In future filings, we will separate in tabular form, the annual retainer fees elected to be received in Company stock in lieu of cash for each Director.

We believe the disclosure in our 2007 Proxy Statement fully complies with Item 402(k) of Regulation S-K in that the table (with the accompanying full explanation of the Director’s Compensation) reflects fees earned as described in Item 402(k)(2)(ii) since the Director has the choice of receiving the fees in cash or Company shares and does not receive a “stock award” in addition to the annual retainer or committee fees.

Compensation Discussion and Analysis

Annual Bonus Award

6.               In future filings, please quantify all performance targets, including EPS, under the Annual Bonus Award program that must be achieved in order for your executive officers to earn their incentive compensation.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response:

In future filings, we will add discussion regarding the difficulty to obtain the targets established by the Committee for the named executive officer’s annual bonus award. We believe the specific terms, metrics and targets are described in our Schedule 14A.  However, since the annual bonus awards are based solely on the Company’s quarterly and annual earnings per share, which are reported to the public, the disclosure of this confidential financial information would cause competitive harm.

All employees eligible for the Annual Bonus, approximately 2,100, use the same earnings per share matrix as described in the Proxy Statement for the named executive officers.  All bonus eligible employees fill critical operational positions within the Company.  However, not all are involved in strategic decisions. These critical operations people understand how our business units function and utilize the trade secrets developed over time that make each unit profitable.  Retention of these people is a critical competitive advantage.

Disclosure of the specific EPS targets to the public would allow our competitors to either duplicate our unique plan or project the likelihood of meeting the incentive payout thresholds and use the information to hire away these valuable assets.

Disclosure of our projected EPS targets, combined with the information supplied to investors from our website, would allow our competitors to gain significant insight to our potential pricing strategy for the next year.  Competitors that surmise in advance our strategy for margin improvement, can compete with lower pricing before we implement our strategy.  Competitors that surmise in advance our strategy to build market share will have an opportunity to defend their markets before we have a chance to compete which would result in competitive harm.

We also believe that disclosure of the specific EPS targets would be a form of guidance from management on the expected financial results of the Company.  As a matter of both policy and practicality, we have not issued or given financial guidance to the public.  We intend to maintain this policy for the foreseeable future.

7.               In this regard, we note your disclosure that executive officers’ bonus is “computed from a matrix of EPS targets and percentages of the executive’s base salary.”  We also note that the actual bonus amount for each executive listed in the Summary Compensation Table appears to fall in between the threshold payout and target payout amount listed in the Grant of Plan Based Awards Table.  In future filings, please describe the formula used to calculate non-equity incentive awards for each of your named executive officers.

Response:

In future filings, we will expand our explanation of the named executive officer’s non-equity incentive award formula in so far as it does not reveal confidential financial information, the disclosure of which would result in competitive harm as described above.

In addition to our comments above, we hereby acknowledge that:

•                  we are responsible for the adequacy and accuracy of disclosures in all of our filings with the SEC;

•                  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jerry W. Walton

Jerry W. Walton
Executive Vice President, Finance and
Administration, Chief Financial Officer